SECURITIES AND EXCHANGE COMMISSION

02048915

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to __________________________

Commission file number 1-11515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

OF

COMMERCIAL FEDERAL BANK

AND PARTICIPATING SUBSIDIARIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCIAL FEDERAL CORPORATION
13220 CALIFORNIA STREET
OMAHA, NEBRASKA 68154

EXHIBIT I PG 4
EXHIBIT II PG 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: July 15, 2002

Robert J. Hutchinson, Trustee

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 11-K

EXHIBIT INDEX

EXHIBIT I

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE AT END OF
YEAR DECEMBER 31, 2001,
AND INDEPENDENT AUDITORS' REPORT

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

Financial Statements for the Year Ended December 31, 2001 and 2000, Supplemental Schedule at End of Year December 31, 2001, and Independent Auditors' Report

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

(1) The remaining schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Employee Retirement Income Security Act of 1974. Those schedules are: Schedule of Investment Assets Acquired and Disposed of Within the 2001 Plan Year, Schedule of Loans or Fixed Income Obligations, Schedule of Leases in Default or Classified as Uncollectable, Schedule of Reportable Transactions and Schedule of Nonexempt Transactions.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Commercial Federal Retirement Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Commercial Federal Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 10, 2002

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
ASSETS		
Investments (at fair value):		
Investments in marketable securities -		
Commercial Federal Corporation common stock	25,540,364	22,033,281
Mutual funds and managed portfolios	64,194,315	65,491,315
Total	89,734,679	87,524,596
Loans receivable from Plan participants	3,016	4,712
Total investments	89,737,695	87,529,308
Cash	406,136	2,611,498
Interest receivable	231,830	298,343
Dividends receivable	193,825	95,601
Employer contributions receivable	-	851,938
Plan participants' contributions receivable	-	217,355
Receivable on settlement of investment securities sales	31,750	-
Other miscellaneous assets	-	7,910
Total assets	90,601,236	91,611,953
LIABILITIES		
Payable for settlement of investment securities purchases	339,334	400,393
Other miscellaneous liabilities	34,251	47,745
Total liabilities	373,585	448,138
NET ASSETS AVAILABLE FOR BENEFITS	$ 90,227,651	$ 91,163,815

See accompanying notes to financial statements.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (47,565)	$ 3,233,472
Interest income	1,330,642	1,518,464
Dividend income	1,383,991	2,041,894
Miscellaneous income	28,318	46
	2,695,386	6,793,876
Less investment expenses:		
Investment management fees	(205,272)	(229,527)
Other administrative fees	(49,045)	(49,408)
	(254,317)	(278,935)
Net investment income	2,441,069	6,514,941
Contributions to the Plan:		
Employer	4,280,853	3,956,593
Plan participants	5,551,915	5,813,949
Rollovers from Plan participants	124,374	59,210
	9,957,142	9,829,752
Total additions	12,398,211	16,344,693
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO		
Distributions from the Plan	(13,334,375)	(10,686,938)
NET (DECREASE) INCREASE	(936,164)	5,657,755
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	91,163,815	85,506,060
End of year	$ 90,227,651	$ 91,163,815

See accompanying notes to financial statements.

9/24

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies and practices followed by the Commercial Federal Retirement Savings Plan (the "Plan") in the preparation of its financial statements. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires trustees to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Basis of Presentation - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. The accrual basis of accounting is used except for benefits payable to withdrawing participants that are recorded when paid.

Benefits Paid - Benefits are recorded when paid. Benefits are payable to persons who have withdrawn from participation in the Plan and are included within total assets in the Statement of Net Assets Available for Benefits as of the respective dates. There were no benefits payable at December 31, 2001. Benefits payable totaled $1,476,198 as of December 31, 2000, including Commercial Federal Corporation common stock to be distributed to withdrawing participants totaling 22,748 shares with a fair value of $442,164.

Valuation of Investments - Investments, except for loans receivable from Plan participants, are stated at fair value. Plan investments are valued daily as determined by quoted closing market prices. Loans receivable from Plan participants are valued at the outstanding principal balance at the end of the year with such amounts approximating fair value. Net appreciation or depreciation in the fair value of investments is computed using beginning of year fair value or purchase price, if purchased during the year. Unless specifically determinable, the cost of securities sold is based on the average cost method. Purchases and sales of investments are recorded on a trade-date basis.

Recognition of Income on Investments - Interest income on U.S. Government and government agency obligations and corporate bonds is credited as earned. Dividend income is recorded on the ex-dividend date.

B. DESCRIPTION OF THE PLAN:

General - The Plan is a defined contribution savings plan created as a retirement benefit vehicle for eligible employees or their beneficiaries of Commercial Federal Bank (the "Bank") and participating subsidiaries. The Plan provides for eligible participants to reduce their taxable compensation each year by a predetermined amount that is contributed to the Plan. The Bank also contributes to the Plan an employer matching amount determined annually by the Bank's Board of Directors.

Plan Participation - All employees are eligible to participate in the Plan. Employees may contribute to the Plan immediately and matching employer contributions begin after the employee has reached 18 years of age and one year of service has been completed with the Bank or its participating subsidiaries.

Employer's Contributions - The Bank and participating subsidiaries make contributions each pay period (semi-monthly) to the Plan ("employer" or "company contributions") as determined by the Bank's Board of Directors. The Bank matches 100% of each participant's elective deferral contribution up to 8% of the participant's base compensation with such amount not to exceed $10,500 for both 2001 and 2000, and subject to additional limitations based on certain nondiscriminatory and average benefit percentage provisions of the Internal Revenue Code. Participants who have not completed a year of service (as defined) for the year, and/or who are not employed on the final day of the Plan year, are not entitled to share in the company contributions (and any earnings or losses on such contributions) for such year except with respect to those who have terminated service during the year by reason of death, disability or retirement (the earlier of age 60 or a combination of age and years of service equal to 70). Contributions from the Bank totaled $4,280,853 and $3,956,593, respectively, during 2001 and 2000.

Participants' Contributions - Participants in the Plan may contribute through semi-monthly payroll deductions at least 1%, but no more than 15%, of their total compensation on a pre-tax basis, subject to an annual limit ("elective deferrals"). The elective deferral contribution to this Plan of each participant is subject to annual cost-of-living adjustments and was limited to $10,500 for both 2001 and 2000. The percentage of compensation for elective deferral contributions may be changed at any time during the calendar quarter by participants (limited to once per calendar quarter).

Rollover Contributions - The Plan accepts eligible participants' funds or assets, provided such funds or assets are a rollover contribution pursuant to applicable sections of the Internal Revenue Code. All amounts so accepted and credited are nonforfeitable.

Participants' Accounts - Each participant's account is credited (or debited for losses) with the participant's contribution and allocation of (i) the company's contribution, (ii) Plan earnings or losses, (iii) a recordkeeping fee and (iv) forfeitures for prior years of nonvested accounts of terminated participants. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to that benefit which can be provided from the participant's vested account. Such benefit does not include the company's current year contributions, any earnings or losses on such current year employer contributions, or forfeitures if the participant is not employed on the final day of the year. See "Forfeitures" for an amendment to forfeiture allocations effective January 1, 2002.

B. DESCRIPTION OF THE PLAN (Continued):

Forfeitures - Through December 31, 2001, forfeitures allocable on a valuation date were allocated to the accounts of the participants entitled to share therein in the same proportion that employer contributions were allocated to the participant's accounts, except that participants who have terminated service by reason of death, permanent disability or retirement, who have not completed a year of service during the year, and/or who were not employed on the final day of the year, were not entitled to share in forfeitures.

Effective January 1, 2002, the Plan was amended to provide that all forfeitures will be used to reduce or offset future employer contributions to the Plan, if any, with any remaining amounts used to reduce Plan expenses.

Vesting - Vesting is based upon qualified years of service with the Bank or participating subsidiaries. A full year of vested service is a calendar year in which a participant completes 1,000 hours of eligible service. After three years of eligible service, a participant is 25% vested in employer contributions (and any earnings or losses on such contributions). Vesting increases to 50% at four years of eligible service and 100% at five or more years of eligible service. A participant's account is fully vested upon death, permanent disability, retirement or certain changes in control of Commercial Federal Corporation (the "Corporation"), the holding company of the Bank. Participants are immediately vested 100% in their contributions (including rollovers) and the earnings or losses thereon.

Effective January 1, 2002, a participant is 25% vested in employer contributions after two years of eligible service, 50% vested at three years of eligible service, 75% vested at four years of eligible service and 100% vested at five or more years of eligible service.

Investment Options - Through September 30, 2001, participants had the option of directing all or a portion of both their contributions and employer matching contributions into the Bufka General Fund, the Commercial Federal Corporation Stock Fund, the Bufka Fixed Income Fund and the Weitz Series Fund Value Portfolio. Effective October 1, 2001, participants have the option of directing all or a portion from (5% to 100%, in 5% increments) of both their contributions and employer matching contributions into eight investment options. Participants may, on a quarterly basis, change the percentage allocated between funds. On a quarterly basis participants may also transfer account balances between the funds.

A description of the eight investment fund options follows:

1. **Investment Contract Fund.** This mutual fund, managed by Comerica Bank, N.A., seeks to safeguard principal and offer returns that will exceed the returns of money market funds. This fund invests in high quality investment contracts of selected insurance companies and banks. In selecting securities the fund manager performs credit analysis of the issuing insurance company or bank by analyzing its financial strength, asset quality and profitability.

2. **Dreyfus Bond Market Index Fund/Inv (DBMIX).** This mutual fund is a long-term bond index fund that seeks to match the return and risk profiles of the Lehman Brothers Government/Corporate Bond Index. This fund invests in the type of securities held in the Lehman Brothers Government/Corporate Bond Index, including U.S. Government, federal agency and corporate debt securities. The Dreyfus Bond Market Index Fund replaced the Bufka Fixed Income Fund on October 1, 2001 and is similar in nature to the Bufka Fixed Income Fund.

12/24

3. **Bufka & Rodgers General Fund.** This portfolio is a non-registered balanced fund that seeks to invest in a combination of stocks, bonds and convertible securities to generate both long-term growth and current income. The fund is to consist of no more than 65% stocks, no more than 65% convertible securities and no less than 35% bonds. This portfolio is managed by Bufka & Rodgers, LLC of Schaumburg, Illinois.

4. **Munder Funds Index 500/K (MUXKX).** This large-cap blend mutual fund invests in the common stock of large, well-established United States companies and seeks long-term growth by tracking the return and risk profiles of the S&P 500 Index. The fund owns the same 500 stocks as the S&P Index at all times. This strategy provides broad exposure to the United States equity market.

5. **Weitz Series Fund: Value Portfolio (WVALX).** This growth and income mutual fund seeks to invest primarily in company stocks of sound, growing, well managed businesses that in the fund manager's opinion are significantly undervalued.

6. **Janus Growth & Income Fund (JAGIX).** This is a growth and income mutual fund that seeks to invest primarily in stocks that have earnings growth potential not recognized by the market and secondarily in stocks for their income potential. The mix between growth and income stocks may be adjusted to take advantage of changing market conditions.

7. **MFS New Discovery Fund/A (MNDAX).** This is a small-cap growth mutual fund that seeks to invest in smaller emerging growth companies early in their life cycle and those that have the potential for faster earnings growth than established companies.

8. **Commercial Federal Corporation Common Stock (CFB).** This investment option invests in shares of Commercial Federal Corporation common stock. Returns are achieved through appreciation in the stock's price and quarterly dividends which are reinvested in additional common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Loans - Loans to participants are made only to pay for the following: (i) debts incurred from substantial financial hardship, (ii) medical expenses of the participant or eligible family member not covered by insurance, or (iii) post-high school education expenses of the participant or an eligible family member. The maximum amount of a loan to a participant is the lesser of $50,000 or 50% of such participant's vested account balance.

Any loans to participants shall bear an interest rate commensurate with market rates charged for loans which would be made under similar circumstances and the repayment period shall not exceed five years. A loan shall become due and payable to the extent of, and shall be charged against, the amounts which are to be paid or satisfied to such participant or the participant's beneficiary on the date payments become due or would be payable under the Plan by reason of the participant's permanent disability, death, retirement, or separation from employment with the Bank or participating subsidiaries. Any unpaid loan balance so applied would be a taxable distribution to such participant.

B. DESCRIPTION OF THE PLAN (Continued):

At December 31, 2001 and 2000, there were two participant loans with outstanding balances totaling $3,016 and $4,712, respectively.

Withdrawals - Withdrawal of participant's elective deferral contributions will be made only for reasons of substantial financial hardship with distributions for these purposes not to exceed, with certain exceptions, the amount of the need. There are no forfeitures on withdrawals of elective deferral contributions and these distributions are taxable to the participant.

Distributions also will be made to Plan participants upon termination of the Plan without the establishment of another qualified plan. In the event of such Plan termination, the participant's account balances will be 100% vested with any distributions taxable to the participants if such distributions are not directed to a qualified retirement plan by such participants.

Benefits to Participants - Participants are entitled to receive as retirement benefits the amounts credited to their accounts as of the Plan valuation date coinciding with or immediately following their retirement date. A participant's normal retirement date, as amended effective July 18, 2001 and defined in the Plan agreement, is when a participant attains the earlier of (i) age 60 or (ii) a combination of age and years of service equal to 70 ("normal retirement age"). On the date a participant attains normal retirement age, the participant shall have a fully entitled interest in their accounts. A participant's retirement may be deferred at the participant's option, subject to provisions of the Internal Revenue Code, wherein the participant shall continue to participate in the Plan. Distribution of benefits to retired participants or their beneficiaries can be in the form of a lump sum payment or in various types of periodic payments in accordance with applicable provisions of the Plan and the Internal Revenue Code.

In the case of a participant's death, benefits are paid to designated beneficiaries and are 100% vested. In addition, if any participant becomes permanently disabled, that participant is entitled to receive 100% of the amounts credited to such participant's account. In the event any participant is temporarily disabled, such participant may receive all or part of their nonforfeitable benefit.

If a participant resigns or is terminated from service prior to retirement for reasons other than death or permanent disability, the interest in such participant's contribution account will be fully vested. However, the participant's interest in the company contribution account for the current year will be forfeited and returned to the company, and for the prior years will vest to the participant according to their completed years of service.

Administration of the Plan - The Plan is administered by a trustee committee consisting of six employees of the Bank. Such trustees have the power and the duty to make all decisions necessary or proper to carry out the provisions of the Plan. The trustees do not receive any compensation for the administration of the Plan.

C. INVESTMENTS:

The fair value of the Plan's investments are presented in the following tables. Investments that represent 5% or more of the Plan's net assets are separately identified.

Investments	December 31, 2001 Principal Amount in Dollars or Number of Shares	December 31, 2001 Fair Value
Investments at fair value as determined by quoted market price:		
U.S. Government and government agency obligations	$ 15,023,099	$ 10,525,441
Corporate bonds	$ 8,215,000	7,812,385
Corporate common stocks	908,864 shares	26,268,661
Total Bufka & Rodgers General Fund		44,606,487
Commercial Federal Corporation common stock	1,086,824 shares	25,540,364
Weitz Series Fund: Value Portfolio	422,489 shares	14,487,131
Investments representing less than 5% of the Plan's net assets	415,923 shares	5,100,697
		89,734,679
Investments at estimated fair value:		
Loans receivable from Plan participants		3,016
Total Investments		$ 89,737,695

Investments	December 31, 2000 Principal Amount in Dollars or Number of Shares	December 31, 2000 Fair Value
Investments at fair value as determined by quoted market price:		
U.S. Government and government agency obligations	$ 21,909,975	$ 15,350,184
Corporate bonds	$ 7,791,000	9,128,460
Corporate common stocks	915,177 shares	29,042,875
Total Bufka & Rodgers General Fund and Bufka Fixed Income Fund		53,521,519
Commercial Federal Corporation common stock	1,133,545 shares	22,033,281
Weitz Series Fund: Value Portfolio	339,858 shares	11,969,796
		141,046,115
Investments at estimated fair value:		
Loans receivable from Plan participants		4,712
Total Investments		$ 87,529,308

C. INVESTMENTS (Continued):

For the years ended December 31, 2001 and 2000, investments of the Plan (depreciated) appreciated in value as follows:

	2001	2000
Bufka & Rodgers General Fund	$ (4,574,937)	$ 440,655
Bufka Fixed Income Fund	-	11,139
Commercial Federal Corporation common stock	4,678,627	1,974,018
Weitz Series Fund: Value Portfolio	(399,633)	807,660
Dreyfus Bond Market Index Fund/Inv	170,490	-
Janus Growth & Income Fund	16,899	-
MFS New Discovery Fund/A	48,328	-
Munder Funds Index 500/K	12,450	-
Insurance Contract Fund	211	-
	$ (47,565)	$ 3,233,472

16/24

D. INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the trustees of the Plan by a letter dated March 15, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

E. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in all accounts.

F. RELATED PARTY TRANSACTIONS:

Interest income totaling $20,452 and $64,264, respectively, was recorded during 2001 and 2000 from interest-earning accounts at the Bank. The interest income earned for both years was at respective current market interest rates. Cash accounts at the Bank totaled $5,711 and $522,379, respectively, at December 31, 2001 and 2000.

Receivables from the Bank and payables to the Bank were as follows at December 31:

	2001	2000
Contributions receivable:		
Employer	$ --	$ 851,938
Plan participants	--	217,355
Dividend receivable from Corporation common stock	86,946	76,900
Purchase of Corporation common stock	--	(400,393)
Totals	$ 86,946	$ 745,800

F. RELATED PARTY TRANSACTIONS (Continued):

Activity of the Corporation's common stock within the Stock Fund was as follows:

	2001	2000
During the year:		
Numbers of shares sold, forfeited and delivered	208,609	143,571
Sales proceeds	$ 4,519,805	$ 2,644,354
Adjusted basis	$ 4,054,838	$ 2,557,359
Net realized gain	$ 464,967	$ 86,995

Plan investments include the Investment Contract Fund managed by Comerica Bank, N.A. Comerica Bank N.A. is the trustee as defined in the Plan and, therefore, all transactions of the Investment Contract Fund qualify as party-in-interest.

G. INVESTMENT EXPENSES:

Investment expenses incurred by the Plan for the years ended December 31, 2001 and 2000 totaled $254,317 and $278,935 respectively. Such expenses consisted of fees for:

	2001	2000
Management of Plan assets	$ 216,079	$ 273,136
Processing account activity of Plan participants	36,823	5,250
Miscellaneous	1,415	549
Totals	$ 254,317	$ 278,935

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2001

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
BUFKA & RODGERS GENERAL FUND:				
U.S. Government and Government Agency Obligations:				
U.S. Treasury Note	6.38%	08/15/02	$ 500,000	$ 514,220
U.S. Treasury Note	6.25%	02/15/03	200,000	208,876
U.S. Treasury Note	5.38%	06/30/03	500,000	520,780
U.S. Treasury Note	5.88%	11/15/05	500,000	531,250
U.S. Treasury Note	6.13%	08/15/07	500,000	537,970
U.S. Treasury Note	5.63%	05/15/08	500,000	524,065
Zero Coupon Security	(1)	11/15/08	875,000	623,184
Zero Coupon Security	(1)	02/15/09	2,000,000	1,391,380
Zero Coupon Security	(1)	05/15/12	2,300,000	1,290,461
Zero Coupon Security	(1)	05/15/14	2,600,000	1,270,880
Zero Coupon Security	(1)	05/15/15	1,850,000	843,526
U.S. Treasury Bond	7.50%	11/15/16	650,000	768,625
GNMA Pool No. 194929	8.00%	04/15/17	139,099	148,966
Zero Coupon Security	(1)	05/15/17	1,200,000	477,888
U.S. Treasury Bond	8.00%	11/15/21	600,000	759,186
U.S. Treasury Bond	6.88%	08/15/25	100,000	114,094
Bellevue NE Sarpy Bond (2)	4.00%	11/01/80	9,000	90
Total U.S. Government and Government Agency Obligations			$ 15,023,099	$ 10,525,441

(1) Zero coupon bond

(2) Defaulted on November 1, 1980.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2001

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral	
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
Corporate Common Stocks:		
AES Corp.	60	$ 981
AT&T Wireless Group	69,488	998,543
American Home Products	20,000	1,227,200
BRE Properties	25,000	774,000
Carnival Corp.	29,700	833,976
Cendant Corp.	78,000	1,529,580
Charter Comunications	55,000	903,650
Cintas Corp.	35,400	1,699,200
Citigroup, Inc.	31,500	1,590,120
Corning, Inc.	44,400	396,048
Cox Communications	27,270	1,504,486
CVS Corp.	26,194	775,342
DST Systems Inc.	10,000	498,500
Elan Corp. PLC	25,600	1,153,536
Equity Office Properties	15,000	451,200
Federal National Mortgage Association	16,000	1,272,000
First Data Corp.	16,459	1,291,208
Home Depot	27,000	1,377,270
Liberty Media Corp A	110,000	1,540,000
Media One Group	40,000	1,086,000
Molex Inc. Class A	50,793	1,373,951
Motorola	26,000	390,520
Nisourse Inc.	25,000	576,500
MSC Indl Direct Inc.	50,000	987,500
Sealed Air Corp.	35,000	1,450,750
Simon Debartolo Group Inc.	20,000	586,600
Total Corporate Common Stocks	908,864	$ 26,268,661

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2001

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds:				
Abbott Labs	6.00%	03/15/08	$ 300,000	$ 305,634
AES Jr Sub. Convertible (3)	4.50%	08/15/05	1,350,000	1,176,188
Ameritech Cap. Fdg. Corp.	6.15%	01/15/08	500,000	511,305
AT&T Corporation	7.00%	05/15/05	200,000	208,208
Baltimore Gas & Electric	6.13%	07/01/03	100,000	103,876
Bass American Inc.	6.63%	03/01/03	150,000	154,653
Bell Atlantic Corporation	6.00%	04/15/08	150,000	148,983
Bell Tel Co. of Penn. Notes	6.63%	09/15/02	150,000	153,859
Chesapeake & Potomac Telephone	6.13%	07/15/05	200,000	206,318
Citigroup, Inc.	6.63%	09/15/05	150,000	159,722
Coca Cola Enterprises	7.13%	08/01/17	100,000	106,624
Coca Cola Enterprises	6.63%	08/01/04	100,000	106,606
Consolidated Edison Co. NY Inc.	6.25%	02/01/08	150,000	150,747
Corning Inc. Zero Coupon Security	(1)	11/08/15	800,000	414,000
Disney Holding Company	6.75%	03/30/06	450,000	468,373
Ford Motor Company	6.13%	01/09/06	300,000	292,695
GCI, Inc.	9.75%	08/01/07	165,000	160,875
General Motors Corp.	6.25%	05/01/05	100,000	100,657
General Motors Acceptance Corp.	6.13%	01/22/08	200,000	194,004
GTE South, Inc.	6.00%	02/15/08	100,000	100,955

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2001

(Continued)

Column B	Column C			Col. E
	Description of Investments Including Collateral			
Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Maturity Date	Par or Maturity Value	Current Value
Corporate Bonds (Continued):				
Kimberly Clark	6.88%	02/15/14	$ 200,000	$ 216,272
Phillip Morris Cos. Inc.	7.13%	08/15/02	150,000	153,659
Phillip Morris Cos. Inc.	7.20%	02/01/07	100,000	105,205
Pitney Bowes, Inc.	5.95%	02/01/05	200,000	208,486
Potomac Electric Power	6.50%	03/15/08	200,000	202,744
Sears Roebuck	6.20%	07/15/08	200,000	197,862
Shell Oil	6.70%	08/15/02	150,000	154,101
Southwestern Electric Power Co.	7.00%	09/01/07	300,000	318,438
Texaco Capital Income	7.23%	08/01/02	150,000	154,392
Union Camp Corp.	7.00%	08/15/06	300,000	308,205
Virginia Electric & Power 1st Ref.	7.38%	07/01/02	250,000	255,075
Wisconsin Power and Light Company	7.00%	06/15/07	100,000	106,232
Total Corporate Bonds			$ 8,215,000	$ 7,812,385

(1) Zero coupon bond

(2) Convertible security

Total Bufka & Rodgers General Fund	$ 44,606,487

22/24

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2001

(Continued)

Column B	Column C	Col. E
	Description of Investments Including Collateral	
Identity of Issue, Borrower, Lessor or Similar Party	Number of Shares	Current Value
STOCK FUND:		
Commercial Federal Corporation Common Stock (party-in-interest)	1,086,824	$ 25,540,364
MUTUAL FUNDS AND MANAGED PORTFOLIOS:		
Weitz Series Fund: Value Portfolio	422,489	14,487,131
Dreyfus Bond Market Index Fund/Inv	358,912	3,603,480
Janus Growth & Income Fund	17,151	514,012
MFS New Discovery Fund/A	25,464	437,732
Munder Funds Index 500/K	14,396	344,642
Investment Contract Fund (party-in-interest)	-	200,831
Total Mutual Funds and Managed Portfolios	838,412	19,587,828
Loans receivable from Plan participants (two notes at interest rates of 7.00% and 7.75% maturing April 2003 and November 2004) (party-in-interest)		3,016
TOTAL INVESTMENTS		$ 89,737,695

23/24

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-36708, 33-05616, 33-39762, 33-31685, 33-60448, 33-21068, 33-63221, 33-63629 and Post-Effective Amendment No. 1 to Registration Statement Nos. 33-01333, 33-10396 and 333-49967 of Commercial Federal Corporation on Form S-8 of our report dated July 10, 2002, appearing in this Annual Report on Form 11-K of the Commercial Federal Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 12, 2002